SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 26, 2005

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No X
                                   ---        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No X
                                   ---        ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes         No X
                                   ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated July 26, 2005, reporting financial results for the second quarter ended June 30, 2005.

[DASSAULT SYSTEMES logo]

For immediate release:


 DASSAULT SYSTEMES DELIVERS TOTAL REVENUE GROWTH OF 13% AS REPORTED AND 15% IN CONSTANT CURRENCIES IN SECOND QUARTER AND RAISES FULL YEAR FINANCIAL OBJECTIVES


PARIS, FRANCE, July 26, 2005 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), a worldwide leading software developer of 3D and Product Lifecycle Management (PLM) solutions, reported financial results for the second quarter and first half ended June 30, 2005.

                Second Quarter Financial and Business Highlights

     o Strong second quarter performance with revenue and earning above DS objectives
     o Total revenue (euro)217.3 million, up 13% as reported and 15% in constant currencies (up 18% in U.S. dollars)
     o Software revenue (euro)180.9 million, up 14% as reported and 16% in constant currencies
     o Process-centric revenue up 10% as reported and 12% in constant currencies
     o    PDM revenue up 13% as reported and 15% in constant currencies
     o    SolidWorks revenue up 26% as reported (up 32% in U.S. dollars)
     o EPS (euro)0.32 on U.S. GAAP basis and EPS up 6% to (euro)0.33 excluding acquisition costs
     o    Raising revenue and EPS objectives for 2005

Bernard Charles, President and Chief Executive Officer, commented, "The second quarter was a period of very solid performance for Dassault Systemes with revenue growth of 18% in U.S. dollars. Both revenue and earnings came in above our objectives on strong growth in our V5 PLM and Mainstream 3D businesses, continuing our first quarter performance trends. The Americas had a phenomenal quarter, with sales up 41% in constant currencies, and in Europe, we experienced very good growth particularly in light of the overall economic climate. SolidWorks continued to deliver strong results on excellent execution as well as very positive secular dynamics within its market segment. Based upon our second quarter performance and our more favorable outlook for the second half of this year we are raising our full year objectives for revenue and earnings growth."

Thibault de Tersant, Executive Vice President and CFO, stated, "Our financial results clearly demonstrate that we have been making the appropriate investments from a strategic, technological and sales channel perspective to increase our growth and extend further our market leadership. Today, we are taking further initiatives, with our long-standing partner IBM, designed to accelerate PLM growth within the SMB market. Together, we see the opportunity to capture significantly greater market share among small and medium-sized companies within the PLM market by improving organizational efficiency and providing additional support to IBM Business Partners. Therefore, we have decided jointly with IBM to expand Dassault Systemes' successful experience as PLM SMB channel manager in France to a number of new countries."


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                        Second Quarter Financial Results

Revenue
In the second quarter of 2005 total revenue was (euro)217.3 million, representing an increase of 13% as reported and 15% in constant currencies. Strong growth in software revenue drove the year-over-year increase in total revenue. In the 2004 second quarter total revenue was (euro)192.5 million.

Specifically, in the 2005 second quarter, software revenue increased 14% as reported and 16% in constant currencies. Software revenue totaled (euro)180.9 million in the recently completed quarter, compared to (euro)158.9 million in the second quarter of 2004. Recurring licenses revenue represented 51% of total software revenue in the second quarter. Service and other revenue increased 8% as reported (11% in constant currencies) to (euro)36.4 million in the second quarter of 2005, compared to (euro)33.6 million in the 2004 second quarter. New CATIA and SolidWorks seats licensed in the second quarter of 2005 increased 20% to 17,755 seats, up from 14,767 seats in the second quarter of 2004.

From a geographic perspective, revenue in the Americas increased 35% as reported and 41% on a constant currency basis, reflecting significant year-over-year growth in software revenue across all DS brands. In Europe, revenue increased 18% in comparison to the second quarter of 2004 on strong growth in software and services. And in Asia, revenues decreased 16% as reported and 14% in constant currencies during the second quarter of 2005, reflecting lower sales in Japan, a market which accounts for a large portion of revenues in the region.

In the 2005 second quarter Process-centric revenue increased 10% as reported and 12% in constant currencies on strong growth of design and PDM applications. Process-centric revenue, including PDM revenue, totaled (euro)170.7 million in the second quarter of 2005, compared to (euro)155.5 million in the year-ago period. In the 2005 second quarter PDM revenue totaled (euro)25.5 million, compared to (euro)22.5 million in the 2004 second quarter, representing increases of 13% as reported and 15% in constant currencies. For the 2005 second quarter, CATIA licenses increased 8% year over year to 8,157.

SolidWorks revenue increased 26% (32% in U.S. dollars) to (euro)46.6 million in the 2005 second quarter, compared to (euro)37.0 million in the year-ago period. SolidWorks seats licensed increased 32% year over year to 9,598 licenses with pricing up slightly on a more favorable product mix.


Operating Income and Margin and EPS

Earnings per diluted share increased 3% to (euro)0.32 in the 2005 second quarter, compared to earnings per diluted share of (euro)0.31 in the 2004 second quarter. Earnings per diluted share excluding acquisition costs increased 6% to
(euro)0.33 in the second quarter of 2005, compared to earnings per diluted share excluding acquisition costs of (euro)0.31 in the 2004 second quarter.

Operating income increased 4% to (euro)54.7 million in the second quarter of 2005, (25.2% operating margin) compared to (euro)52.5 million in the year-ago period (27.3% operating margin). Operating income excluding acquisition costs increased 4% to (euro)55.2 million in the 2005 second quarter, compared to
(euro)53.0 million in the 2004 second quarter. In the second quarter of 2005 the operating margin excluding acquisition costs was 25.4%, in line with the Company's objective of 25-26%. In the 2004 second quarter the operating margin excluding acquisition costs was 27.5%. Similar to the first quarter of 2005, operating income in the second quarter increased year over year, while, as anticipated, the operating margin decreased reflecting higher investment in expanding the Company's marketing and sales activities with small and medium-sized businesses (SMB).


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                      First Half 2005 Financial Highlights

     o Total revenue (euro)416.5 million, up 13% as reported and up 15% in constant currencies
     o Software revenue (euro)348.1 million, up 13% as reported and up 15% in constant currencies
     o Process-centric revenue (euro)330.0 million, up 10% as reported and up 13% in constant currencies
     o PDM revenue (euro)48.3 million, up 14% as reported and up 16% in constant currencies
     o SolidWorks revenue (euro)86.5 million, up 24% as reported (up 30% in U.S. dollars)
     o    EPS (euro)0.59 on U.S. GAAP basis
     o    EPS excluding acquisition costs up 5% to (euro)0.59


                      Strategy, Technology and Partnerships

Mr. Charles stated, "In addition to our strong financial performance, the second quarter was a period in which we made good progress on important business initiatives across the Company. During the quarter we introduced our newest release for the PLM market, Version 5 Release 15 and were pleased that Boeing put it in production - only two days after we made it available - across its organization and among its partners for the 787 aircraft. We entered into an agreement to acquire ABAQUS and announced SIMULIA, a new scientific platform, both core components of our strategy to take a leadership position in the large, fast-growing and fragmented simulation market. In partnership with i2 Technologies Dassault Systemes is developing sourcing solutions as an integrated component of V5 PLM. Today, we are pleased to welcome to Dassault Systemes Virtools' team,experts in interactive web applications which give live behavior to 3D content, to exploit the power and value of 3D representations on the Web and for everyone."

In a separate press release issued today, DS and IBM announced plans to expand DS's role as PLM channel manager for SMB. This new initiative builds upon the success of the West Master Agent model, implemented a year ago in France, Belgium, Luxembourg and Monaco, where DS provided channel management and technical and marketing support to this network of IBM Business Partners. Pursuant to the expanded channel management provider (CMP) role, DS will now also act as CMP on behalf of IBM PLM with IBM Business Partners in United States, Germany, Switzerland, the United Kingdom, Sweden, Russia and the CIS countries.

During the second quarter, DS established a VAR channel in China to sell its V5 PLM software applications. While PLM revenue in China is currently at an emerging stage, the Company sees significant opportunity for the future. In order to respond to the needs of the Chinese market, this network of VARs is in charge of selling all DS PLM brands - CATIA, ENOVIA, SMARTEAM and DELMIA - in an integrated approach. DS is also active in China through SolidWorks with its VAR channel for the Mainstream 3D market as well as with CAXA, a DS partner selling 2D and 3D products based on DS V5 infrastructure.

In a separate press release also issued today, DS announced that it has acquired Paris-based Virtools SA, for approximately (euro)12 million in cash. Virtools' applications allow users not familiar with 3D modeling to quickly and easily add life experience to any 3D model.

In May 2005 DS entered into an agreement to acquire ABAQUS, Inc. in an all-cash transaction approximating $413 million, subject to certain adjustments at closing. ABAQUS is well recognized as a leader in non-linear finite element analysis software with best-in-class technology, which companies are increasingly seeking, that is capable of scaling from simple to the most demanding simulations. Headquartered in Rhode Island, ABAQUS employs over 400 people worldwide and has a customer base of approximately 2,500 companies in the automotive, defense, power, material processing, electronics, general manufacturing, aerospace, medical, and consumer products industries. The proposed acquisition is expected to be completed by the end of the third quarter of 2005.


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Also in May 2005 DS and i2 Technologies, Inc. entered into a strategic partnership to develop jointly sourcing solutions based upon DS' V5 platform. The objective of the partnership is to integrate sourcing throughout the product lifecycle, thereby eliminating or significantly reducing barriers between the engineering and sourcing communities. More specifically, by aligning engineering and sourcing earlier in the product development cycle, customers should be able to realize reduced product costs, improved time-to-market cycles and enhanced initial product quality. On June 27, 2005, as part of the long-term agreement, i2 conveyed control of the competency center (originally hosted by i2) and technology licenses to DS for approximately $10 million subject to certain adjustments.

Version 5 Release 15 (V5R15), "Open Collaboration on the Proven V5 Platform" - announced in May 2005 for CATIA, DELMIA, ENOVIA and SMARTEAM builds on the strengths of V5R14 by providing unified working environments, or desktops, targeting the specific needs of key user communities, such as engineering, manufacturing and enterprise users more broadly. DS also further strengthened its coverage of business processes with new technologies designed to help improve productivity and innovation among companies across a number of industries. This new release leverages DS' open V5 platform, with the goal of providing companies in the supply chain with enhanced collaboration capabilities and process coverage. Highlights of this newest release include: (i) accelerated collaboration with suppliers by facilitating the exchange of engineering package data between OEMs and suppliers of all sizes and (ii) enhanced communications with 3D XML including the introduction of a new 3D XML viewer in V5R15, among other key highlights.

SolidWorks 2006 was introduced in June of this year. SolidWorks 2006 includes a multitude of improvements designed to simplify, accelerate, and integrate design engineering work, including: (i) a significant increase in performance; (ii) new user productivity tools such as Smart Components; (iii) new features for consumer product, sheet metal, and machine designers (such as Mounting Bosses, Snap Hooks, and Vents); (iv) new mainstream design validation capabilities that put sophisticated analysis in the hands of designers; (v) innovations that significantly ease the migration from 2D to 3D design, such as 3D Drawing View and Design Checker, as well as enhancements to the DWG Series (Editor, Gateway, Viewer); and (vi) enhancements in SolidWorks Office Premium that empower design engineers across the entire spectrum of their activities.

During the quarter DELMIA announced that its V5 DPM Assembly and V5 Human digital manufacturing software is being used by Lockheed Martin to simulate the feasibility of a moving assembly line at the mile-long Fort Worth, Texas facility slated for production of its new F-35 Joint Strike Fighter aircraft. The aircraft assembly process, tooling and line workers involved in the production process have all been simulated and tested prior to production.

In the second quarter DS and IBM introduced a new PLM industry solution, General Mechanical Design (GMD) solution that enables companies to improve design productivity and speed innovation by facilitating reuse of data and knowledge, re-adapted to a new context, from one project to another. Industrial Products companies often base new product designs on up to 70 to 80 percent of the data and skills used in previous projects. With the GMD solution, which helps reuse data and skills more productively, companies can reduce design time by up to 50 percent and can cut manufacturing and assembly time by up to 60 percent.

During the quarter DS announced the free availability of 3D XML (Extensible Markup Language) Specifications and Player, which will enable users to view and manipulate rich 3D data in a variety of industrial, consumer and commercial environments. 3D XML is a universal, lightweight XML-based format that enables users to share live, accurate 3D data quickly and easily. With 3D XML, 3D becomes a true, powerful communication medium allowing users to "see what you mean."


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Business Outlook
Thibault de Tersant, stated, "We are raising our objectives for revenue and earnings growth for 2005. The higher growth expectations for revenue reflect the stronger than anticipated results in the second quarter, and our more favorable outlook for second half activity, as well as the inclusion of Virtools and our expanded SMB initiatives. Specifically, on a constant currency basis, our revenue growth objective for 2005 is about 15-16%, up from 12-14%. On a reported revenue basis, this translates to a revenue objective of (euro)910-915 million, up from (euro)880-890 million, and is based upon a U.S. dollar to Euro exchange rate of $1.27 per (euro)1.00, reflecting a change in our second half assumption for the U.S. dollar to $1.25 per (euro)1.00 compared to $1.30 per (euro)1.00 previously. For the full year, we are also increasing our EPS objective excluding acquisition costs to (euro)1.52-1.53, representing year-over-year growth of 12-13%, up from our previous objectives of (euro)1.47-1.49. We continue to maintain our objective of a stable operating margin of approximately 29% excluding acquisition costs, similar to what we achieved in 2004.

"We estimate that our underlying core business operating margin could be 150 basis points higher for the full year 2005 excluding acquisitions announced over the last year and a half, but we have used this improvement to make important investments in new initiatives aimed at enhancing future growth opportunities.

"For the third quarter of 2005, our reported revenue objective is about
(euro)210-215 million and our EPS objective is about (euro)0.28 per share excluding acquisition costs." The Company is basing third quarter reported revenue and EPS objectives on the assumption of a U.S. dollar to Euro exchange rate of $1.25 per (euro)1.00, compared to its previous assumption of $1.30 per
(euro)1.00.



Endnotes:

     1. All comparative figures are given on a year-over-year basis unless specified otherwise.
     2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of operating income, operating margin and earnings per share excluding acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs). The Company has provided in the tables to this press release and on its website http://www.3ds.com/corporate/investors/ reconciliations between U.S. GAAP and non-U.S. GAAP figures.
     3. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare the Company's results with other companies, including competitors, whose reporting currency may be different from Dassault Systemes. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.




================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Conference call information
Dassault Systemes will host a teleconference call today, Tuesday, July 26, 2005 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2005 revenue growth in constant currencies, 2005 reported revenue range, 2005 operating margin objective excluding acquisition costs, 2005 EPS objective excluding acquisition costs, third quarter 2005 reported revenue range and third quarter EPS objective excluding acquisition costs, are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of changing economic or business conditions that could negatively affect market demand for our products and services; (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; (iv) new product developments and technological changes; (v) errors or defects in our products; (vi) growth in market share by our competitors; and (vii) the realization of any risks related to the acquisition of ABAQUS, including any discrepancies that might arise between the financial information and forecasts furnished to us by its management prior to the signing of the acquisition agreement and the results of our financial due diligence which will be completed prior to the consummation of this transaction. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2004, which was filed with the SEC on June 28, 2005, could materially affect the Company's financial position or results of operations.


About Dassault Systemes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (Spatial - ACIS(R)). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

                               (Tables to follow)

CONTACT:
--------

Dassault Systemes:                                      Financial Dynamics:
Valerie Agathon/Geraldine Nithart-Riva                  Harriet Keen
33.1.40.99.69.24                                        44.20.7831.3113
                                                        Emma Rutherford
                                                        Jean-Benoit Roquette
                                                        Nelly Dimey
                                                        33.1.47.03.68.10


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                            NON-U.S. GAAP KEY FIGURES


2nd  QUARTER
============

in millions of Euro, except per share data, headcount and exchange rates.

                                     2Q05            2Q04           Variation
                                 -----------------------------------------------
Process-Centric excluding PDM        145.2           133.0              9%

PDM                                  25.5            22.5              13%

Design-Centric                       46.6            37.0              26%

       Revenue                       217.3           192.5             13%

         Americas                    70.4            52.2              35%
         Europe                      101.5           86.1              18%
         Asia                        45.4            54.2             (16%)

Operating Income (1)                 55.2            53.0               4%

Operating Margin (1)                 25.4%           27.5%

Net Income (1)                       38.1            36.5               4%

EPS (1)                              0.33            0.31               6%

Closing Headcount                    4,944           4,263             16%

Average Rate USD per Euros           1.26            1.20               5%
Average Rate JPY per Euros            135             132               3%


(1) Excluding acquisition costs. For U.S. GAAP figures please refer to reconciliation tables.



1st HALF
========

in millions of Euro, except per share data, headcount and exchange rates.

                                     1H05            1H04           Variation
                                 -----------------------------------------------
Process-Centric excluding PDM        281.7           256.7             10%

PDM                                  48.3            42.4              14%

Design-Centric                       86.5            69.6              24%


Revenue                              416.5           368.7             13%

         Americas                    125.9           101.7             24%
         Europe                      195.4           168.0             16%
         Asia                        95.2            99.0              (4%)

Operating Income (1)                 100.6           96.5               4%

Operating Margin (1)                 24.2%           26.2%

Net Income (1)                       69.2            65.1               6%

EPS (1)                              0.59            0.56               5%


Average Rate USD per Euros           1.29            1.23               5%
Average Rate JPY per Euros            136             133               2%


(1) Excluding acquisition costs. For U.S. GAAP figures, please refer to reconciliation tables


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
          CONSOLIDATED STATEMENT OF INCOME DATA PREPARED IN ACCORDANCE
                                 WITH U.S. GAAP
                  (in millions of Euro, except per share data)

                                                         Three Months Ended                      Six Months Ended

                                                  June 30, 2005       June 30, 2004       June 30, 2005       June 30, 2004
                                                -----------------   -----------------   -----------------   -----------------
   New licenses revenue                                   81.9                71.8               155.6               133.9
   Recurring licenses and product
   development revenue                                    99.0                87.1               192.5               173.9

Software revenue                                         180.9               158.9               348.1               307.8
                                                -----------------   -----------------   -----------------   -----------------
Service and other revenue                                 36.4                33.6                68.4                60.9
                                                -----------------   -----------------   -----------------   -----------------
           Total Revenue                          (euro) 217.3        (euro) 192.5        (euro) 416.5        (euro) 368.7

Software                                                   6.6                 5.0                12.6                 9.8
Service and other                                         27.3                25.9                55.4                50.6
                                                -----------------   -----------------   -----------------   -----------------
         Total Cost of Revenue                    (euro)  33.9        (euro)  30.9        (euro)  68.0        (euro)  60.4
           Gross Profit                           (euro) 183.4        (euro) 161.6        (euro) 348.5        (euro) 308.3
Research and Development                                  60.4                53.4               117.9               107.5
Marketing and Sales                                       53.3                43.2               102.4                81.0
General Administration                                    14.5                12.0                27.6                23.3
Acquisition Costs                                          0.5                 0.5                 0.8                 1.1
                                                -----------------   -----------------   -----------------   -----------------
Total Research, Selling, Administration
and Acquisition expenses                          (euro) 128.7        (euro) 109.1        (euro) 248.7        (euro) 212.9
                                                =================   =================   =================   =================

           Operating Income (1)                   (euro)  54.7        (euro)  52.5        (euro)  99.8        (euro)  95.4
Financial revenue and Other                                3.7                 2.8                 5.8                 4.2
                                                -----------------   -----------------   -----------------   -----------------
Income before income taxes                                58.4                55.3               105.6                99.6
Income tax expense                                      (20.6)              (19.5)              (36.9)              (35.6)
                                                -----------------   -----------------   -----------------   -----------------
           Net Income (1)                         (euro)  37.8        (euro)  35.8        (euro)  68.7        (euro)  64.0
                                                =================   =================   =================   =================
Basic net income per share                        (euro)  0.34        (euro)  0.32        (euro)  0.61        (euro)  0.57
                                                =================   =================   =================   =================
   Diluted net income per share (1)               (euro)  0.32        (euro)  0.31        (euro)  0.59        (euro)  0.55
                                                =================   =================   =================   =================
Basic weighted average shares outstanding
(in millions)                                            113.7               113.2               113.6               113.1
                                                =================   =================   =================   =================

Diluted weighted average shares outstanding
(in millions)                                            116.9               116.1               116.6               116.0

(1) Excluding acquisition costs, operating income, net income and diluted EPS would have been as follows:

Operating Income                                  (euro)  55.2        (euro)  53.0        (euro) 100.6        (euro)  96.5
                                                =================   =================   =================   =================
Net Income                                        (euro)  38.1        (euro)  36.5        (euro)  69.2        (euro)  65.1
                                                =================   =================   =================   =================
Diluted net income per share                      (euro)  0.33        (euro)  0.31        (euro)  0.59        (euro)  0.56
                                                =================   =================   =================   =================


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Supplemental Disclosures Regarding Non-U.S. GAAP Financial Information:
Excluding Acquisition Costs

The following table sets forth the Company's Consolidated Statement of Income Data excluding acquisition costs for the three months and six months ended June 30, 2005. In particular, the table presents operating income, operating margin and earnings per share excluding acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs).

The Company uses these non-U.S. GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these non-U.S. GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of acquisition costs, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and for comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, operating income, operating margin and earnings per share including acquisition costs, as an indicator of operating performance.




================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                               Three Months Ended

                                             June 30, 2005       June 30, 2004          Variation
                                           -----------------   -----------------   -----------------
   New licenses revenue                              81.9                71.8             14.1%
   Recurring licenses and product
   development revenue                               99.0                87.1             13.7%
                                           -----------------   -----------------
Software revenue                                    180.9               158.9             13.8%

Service and other revenue                            36.4                33.6              8.3%
                                           -----------------   -----------------
           Total Revenue                     (euro) 217.3        (euro) 192.5             12.9%

Software                                              6.6                 5.0             32.0%
Service and other                                    27.3                25.9              5.4%
                                           -----------------   -----------------
       Total Cost of Revenue                 (euro)  33.9        (euro)  30.9              9.7%

           Gross Profit                      (euro) 183.4        (euro) 161.6             13.5%

Research and Development                             60.4                53.4             13.1%
Marketing and Sales                                  53.3                43.2             23.4%
General Administration                               14.5                12.0             20.8%
                                           -----------------   -----------------
Total Research, Selling, Administration      (euro) 128.2        (euro) 108.6             18.0%
                                           =================   =================

           Operating Income                  (euro)  55.2        (euro)  53.0              4.2%

Financial revenue and Other                           3.7                 2.8             32.1%
                                           -----------------   -----------------
Income before income taxes                           58.9                55.8              5.6%

Income tax expense                                 (20.8)              (19.3)               -
                                           -----------------   -----------------

           Net Income                        (euro)  38.1        (euro)  36.5              4.4%
                                           =================   =================
Diluted net income per share                 (euro)  0.33        (euro)  0.31              6.5%
                                           =================   =================
Diluted weighted average shares
outstanding (in millions)                           116.9               116.1



================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)

                               Three Months Ended

                                                 June 30, 2005                                 June 30, 2004
                                    -----------------------------------------     -----------------------------------------
                                                                  Excluding                                     Excluding
                                      Reported     Acquisition   Acquisition        Reported     Acquisition   Acquisition
                                       Amount         Costs         Costs            Amount         Costs         Costs
                                    -----------------------------------------     -----------------------------------------
   New licenses revenue                     81.9                        81.9              71.8                        71.8

   Recurring licenses and
   product development
   revenue                                  99.0                        99.0              87.1                        87.1
                                    -------------               -------------     -------------               -------------
Software revenue                           180.9                       180.9             158.9                       158.9

Service and other revenue                   36.4                        36.4              33.6                        33.6
                                    -------------               -------------     -------------               -------------
           Total Revenue            (euro) 217.3                (euro) 217.3      (euro) 192.5                (euro) 192.5


Software                                     6.6                         6.6               5.0                         5.0
Service and other                           27.3                        27.3              25.9                        25.9
                                    -------------               -------------     -------------               -------------
     Total Cost of Revenue          (euro)  33.9                (euro)  33.9      (euro)  30.9                (euro)  30.9


           Gross Profit             (euro) 183.4                (euro) 183.4      (euro) 161.6                (euro) 161.6

Research and Development                    60.4                        60.4              53.4                        53.4
Marketing and Sales                         53.3                        53.3              43.2                        43.2
General Administration                      14.5                        14.5              12.0                        12.0
Acquisition Costs                            0.5      (0.5)              -                 0.5      (0.5)              -
                                    -------------               -------------     -------------               -------------
Total Research, Selling,            (euro) 128.7                (euro) 128.2      (euro) 109.1                (euro) 108.6
Administration
                                    =============               =============     =============               =============
       Operating Income             (euro)  54.7                (euro)  55.2      (euro)  52.5                (euro)  53.0

Financial revenue and Other                  3.7                         3.7               2.8                         2.8
                                    -------------               -------------     -------------               -------------
Income before income taxes                  58.4                        58.9              55.3                        55.8

Income tax expense                        (20.6)      (0.2)           (20.8)            (19.5)       0.2            (19.3)
                                    -------------               -------------     -------------               -------------
           Net Income               (euro)  37.8                (euro)  38.1      (euro)  35.8                (euro)  36.5
                                    =============               =============     =============               =============
Diluted net income per share        (euro)  0.32                (euro)  0.33      (euro)  0.31                (euro)  0.31
                                    =============               =============     =============               =============
Diluted weighted average                   116.9                       116.9             116.1                       116.1
shares outstanding (in
millions)


================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                                Six Months Ended

                                             June 30, 2005       June 30, 2004          Variation
                                           -----------------   -----------------   -----------------
   New licenses revenue                             155.6               133.9             16.2%
   Recurring licenses and product
   development revenue                              192.5               173.9             10.7%
                                           -----------------   -----------------
Software revenue                                    348.1               307.8             13.1%
Service and other revenue                            68.4                60.9             12.3%
                                           -----------------   -----------------
           Total Revenue                     (euro) 416.5        (euro) 368.7             13.0%

Software                                             12.6                 9.8             28.6%
Service and other                                    55.4                50.6              9.5%
                                           -----------------   -----------------
       Total Cost of Revenue                 (euro)  68.0        (euro)  60.4             12.6%

           Gross Profit                      (euro) 348.5        (euro) 308.3             13.0%

Research and Development                            117.9               107.5              9.7%
Marketing and Sales                                 102.4                81.0             26.4%
General Administration                               27.6                23.3             18.5%
                                           -----------------   -----------------
Total Research, Selling, Administration      (euro) 247.9        (euro) 211.8             17.0%
                                           =================   =================
           Operating Income                  (euro) 100.6        (euro)  96.5              4.2%

Financial revenue and Other                           5.8                 4.2             38.1%

Income before income taxes                          106.4               100.7              5.7%

Income tax expense                                 (37.2)              (35.6)               -
                                           -----------------   -----------------
           Net Income                        (euro)  69.2        (euro)  65.1              6.3%
                                           =================   =================
Diluted net income per share                 (euro)  0.59        (euro)  0.56              5.4%
                                           =================   =================
Diluted weighted average shares
outstanding (in millions)                           116.6               116.0




================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)

                                Six Months Ended


                                                 June 30, 2005                                 June 30, 2004
                                    -----------------------------------------     -----------------------------------------
                                                                  Excluding                                     Excluding
                                      Reported     Acquisition   Acquisition        Reported     Acquisition   Acquisition
                                       Amount         Costs         Costs            Amount         Costs         Costs
                                    -----------------------------------------     -----------------------------------------
   New licenses revenue                    155.6                       155.6             133.9                       133.9
   Recurring licenses and
   product development
   revenue                                 192.5                       192.5             173.9                       173.9
Software revenue                           348.1                       348.1             307.8                       307.8
Service and other revenue                   68.4                        68.4              60.9                        60.9
                                    -------------               -------------     -------------               -------------
           Total Revenue            (euro) 416.5                (euro) 416.5      (euro) 368.7                (euro) 368.7

Software                                    12.6                        12.6               9.8                         9.8
Service and other                           55.4                        55.4              50.6                        50.6
                                    -------------               -------------     -------------               -------------
       Total Cost of Revenue        (euro)  68.0                (euro)  68.0      (euro)  60.4                (euro)  60.4

           Gross Profit             (euro) 348.5                (euro) 348.5      (euro) 308.3                (euro) 308.3

Research and Development                   117.9                       117.9             107.5                       107.5
Marketing and Sales                        102.4                       102.4              81.0                        81.0
General Administration                      27.6                        27.6              23.3                        23.3
Acquisition Costs                            0.8      (0.8)              -                 1.1      (1.1)             -
                                    -------------               -------------     -------------               -------------
Total Research, Selling,
Administration                      (euro) 248.7                (euro) 247.9      (euro) 212.9                (euro) 211.8
                                    =============               =============     =============               =============

           Operating Income         (euro)  99.8                (euro) 100.6      (euro)  95.4                (euro)  96.5

Financial revenue and Other                  5.8                         5.8               4.2                         4.2

Income before income taxes                 105.6                       106.4              99.6                       100.7

Income tax expense                        (36.9)      (0.3)           (37.2)            (35.6)       0.0            (35.6)
                                    -------------               -------------     -------------               -------------
           Net Income               (euro)  68.7                (euro)  69.2      (euro)  64.0                (euro)  65.1
                                    =============               =============     =============               =============
Diluted net income per share        (euro)  0.59                (euro)  0.59      (euro)  0.55                (euro)  0.56
                                    =============               =============     =============               =============
Diluted weighted average
shares outstanding (in
millions)                                  116.6                       116.6             116.0                       116.0



================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                              (in millions of Euro)




                                              June 30, 2005    December 31, 2004
                                             ---------------   -----------------
ASSETS

Cash and short-term investments                       632.3              552.8

Accounts receivable, net                              184.1              237.8

Other assets                                          375.3              308.6
                                             ---------------   -----------------
Total assets                                 (euro) 1,191.7     (euro) 1,099.2


LIABILITIES
AND SHAREHOLDERS' EQUITY

Total liabilities                                     355.4              340.0

Shareholders' equity                                  836.3              759.2
                                             ---------------   -----------------
Total liabilities and shareholders' equity   (euro) 1,191.7     (euro) 1,099.2




================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                          CONDENSED CASH FLOW STATEMENT

                              (in millions of Euro)

                                                 Three Months ended                             Six Months ended

                                    June 30, 2005   June 30, 2004   Variation     June 30, 2005   June 30, 2004   Variation

Net Profit                                37.8            35.8          2.0             68.7            64.0            4.7

Changes in working capital and
non-cash P&L items                       (9.7)           (1.2)        (8.5)             49.9            77.0         (27.1)

Net Cash provided by operating
activities                                28.1            34.6        (6.5)            118.6           141.0         (22.4)


Acquisition and sale of assets           (8.6)           (8.1)        (0.5)           (15.3)          (10.1)          (5.2)
ST investments                          (11.3)             0.7       (12.0)            (6.4)             4.0         (10.4)
Acquisition net of cash                 (18.6)             0.0       (18.6)           (23.0)           (1.1)         (21.9)
Loans                                    (0.6)           (4.7)          4.1            (0.9)           (4.7)            3.8

Net Cash provided used in
investing activities                    (39.1)          (12.1)       (27.0)           (45.6)          (11.9)         (33.7)

Share repurchase and proceeds
from stocks options exercise, net          5.2             0.5          4.7             15.4            12.3            3.1
Dividend                                (43.1)          (38.4)        (4.7)           (43.1)          (38.4)          (4.7)

Net Cash provided used in
financing activities                    (37.9)          (37.9)          0.0           (27.7)          (26.1)          (1.6)

Effect of exchange rate
changes on cash                           16.1             0.1         16.0             26.1             5.2           20.9

Increase (Decrease) in cash &
cash equivalents                        (32.8)          (15.3)       (17.5)             71.4           108.2         (36.8)


Cash and cash equivalents at
beginning of period                      645.3           543.1        102.2            541.1           419.6          121.5

Cash and cash equivalents at
end of period                            612.5           527.8         84.7            612.5           527.8           84.7




================================================================================
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            DASSAULT SYSTEMES S.A.


         Date:  July 26, 2005               By:     /s/ Thibault de Tersant
                                                    -----------------------
                                            Name:   Thibault de Tersant
                                            Title:  Executive Vice President,
                                                    Finance and Administration